GREAT PANTHER SILVER LIMITED

CODE OF BUSINESS CONDUCT

Great Panther Silver Limited and all its subsidiaries (collectively “Great Panther") are committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct (the “Code”) summarizes the legal, ethical and regulatory standards that Great Panther must follow and is a reminder to our directors, officers and employees of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every Great Panther director, officer and employee in every geographic location.

INTRODUCTION

Our business is becoming increasingly complex, both in terms of the geographies in which we function and the laws with which we must comply. To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code. Additionally, we have appointed Mr. Bob Garnett, the Company’s independent Chairman of the Board, to serve as the Company Ethics Officer to ensure adherence to the Code.

This Code is not intended to be a comprehensive guide to all our policies or to all our responsibilities under appropriate laws or regulations. It provides general parameters to help resolve the ethical and legal issues encountered in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact the Company Ethics Officer or the Vice President, Corporate Communications.

We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code and to affirm his or her agreement to adhere to these standards by signing the Compliance Certificate. Violations of the law, our corporate policies or this Code may lead to disciplinary action, including dismissal.

I.	We Insist on Honest and Ethical Conduct by all of our Directors, Officers, Employees and Other Representatives

We place the highest possible value on the integrity of our directors, our officers and our employees and demand this level of integrity in all our dealings. We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Under Great Panther's ethical standards, directors, officers and employees share certain responsibilities. It is your responsibility to (a) become familiar with, and conduct Great Panther's business in compliance with applicable laws, rules and regulations and this Code; (b) treat all Great Panther employees, customers and business partners in an honest and fair manner; (c) avoid situations where your personal interests are, or appear to be, in conflict with Great Panther's interests; and (d) safeguard and properly use Great Panther's proprietary and confidential information, assets and resources, as well as those of Great Panther's customers and business partners.

A)	Honest and Ethical Conduct

Directors, officers and employees are required to deal honestly and fairly with our business partners, competitors and other third parties. In our dealings with these parties, we:

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prohibit the making or offering of bribes, kickbacks or any other form of improper payment, directly or indirectly, to any representative of a government, business partner or other third party in order to obtain a contract, some other commercial benefit or government action;

•	prohibit our directors, officers and employees from accepting any bribe, kickback or improper payment from anyone;

•	prohibit gifts or favors of more than nominal value to or from our business partners;

•	limit marketing and entertainment expenditures to those that are reasonable, necessary, prudent, job-related and consistent with our policies;

•	require clear and precise communication in our contracts, our advertising, our literature and our other public statements and seek to eliminate misstatement of fact or misleading impressions;

•	protect all proprietary data provided to us by third parties as reflected in our agreements with them; and

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prohibit our representatives from otherwise taking unfair advantage of our business partners or other third parties, through inaccurate billing, manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.

B)	Conflicts of Interest; Corporate Opportunities

Our directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. A conflict of interest occurs when a director, officer or employee places or find himself/herself in a position where his/her personal interests conflict with the interests of Great Panther or have an adverse effect on the employee's motivation or the proper performance of his/her job. Officers, directors, and employees must immediately notify the Company Ethics Officer of the existence of any actual or potential conflict of interest.

No director, officer or employee shall:

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have any financial interest, including significant stock ownership, which means 10% or more of the common stock, in any entity with which we do business (in other words, a supplier of products or services to Great Panther) that might create or give the appearance of a conflict of interest;

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seek or accept any personal loans or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

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be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director's, officer's or employee's responsibilities to Great Panther;

•	compete with Great Panther for the purchase or sale of property, services or other interests or take personal advantage of an opportunity in which Great Panther has an interest;

•	accept any personal loan or guarantee of obligations from Great Panther, except to the extent such arrangements are legally permissible; or

•	conduct business on behalf of Great Panther with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives.

Should an employee want to conduct work for another mining company, the employee must advise the Company Ethics Officer and receive the permission of the Company Ethics Officer prior to starting work with the other mining company. Should a director or officer want to conduct work for another mining company, the director or officer must advise the Board of Directors and receive permission from the Board of Directors prior to starting work with the other mining company. Should a potential conflict of interest be triggered in either of these situations, the director, officer or employee will not engage in such work.

C)	Confidentiality and Corporate Assets

Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners. This information may include (1) technical or scientific information about current and future projects, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) supply and customer lists, (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to our business partners and (7) all business affairs of Great Panther that have not already been made available to the public. This information is our property or the property of our business partners, and in many cases was developed at great expense. Our directors, officers and employees shall:

•	not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

•	use confidential information only for our legitimate business purposes and not for personal gain;

•	not disclose confidential information to third parties; and

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not use Great Panther property or resources for any personal benefit or the personal benefit of anyone else. Great Panther property includes the Great Panther internet, email and voicemail services, which should be used for business-related activities, and which may be monitored by Great Panther at any time without notice.

D)	Health and Safety

Great Panther is committed to making the work environment safe, secure and healthy for its employees and others. Great Panther complies with all applicable laws and regulations relating to safety and health in the workplace. We expect each employee to promote a positive working environment for all. You are expected to consult and comply with all Great Panther rules regarding workplace conduct and safety. You should immediately report any unsafe or hazardous conditions or materials, injuries and accidents connected with our business and any activity that compromises Great Panther's security to your supervisor. You must not work under the influence of any substances that would impair the safety of others. All threats or acts of physical violence or intimidation are prohibited.

E)	Respect for our Employees

Great Panther's employment decisions will be based on reasons related to our business, such as job performance, individual skills and talents, and other business- related factors. Great Panther's policy requires adherence to all national, provincial or other local employment laws. In addition to any other requirements of applicable laws in a particular jurisdiction, the policy prohibits discrimination in any aspect of employment based on race, colour, religion, sex, national origin, disability or age, within the meaning of applicable laws.

F)	Abusive or Harassing Conduct Prohibited

Great Panther prohibits abusive or harassing conduct by our directors, officers and employees toward others, such as unwelcome sexual advances, comments based on ethnicity, religion or race, or other non-business, personal comments or conduct that make others uncomfortable in their employment with us. We encourage and expect you to report harassment or other inappropriate conduct as soon as it occurs.

II.	We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our shareholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the United States Securities and Exchange Commission and with the Canadian provincial securities regulators. To this end, where the individual is involved in these activities, our directors, officers and employees shall:

•	not make false or misleading entries in our books and records for any reason;

•	not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;

•	comply with generally accepted accounting principles or International Financial Reporting Standards, as applicable, at all times;

•	notify our Chief Financial Officer if there is an unreported transaction or information that is misleading or inaccurate in our public disclosure;

•	maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

•	maintain books and records that accurately and fairly reflect our transactions;

•	prohibit the establishment of any undisclosed or unrecorded funds or assets;

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maintain a system of internal controls that will provide reasonable assurances to our management that material information about Great Panther is made known to management, particularly during the periods in which our periodic reports are being prepared, and that public disclosure with respect to financial and non-financial information is reported timely and accurately;

•	present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and

•	not communicate to the public any non-public information unless expressly authorized to do so.

III.	We Comply with all Laws, Rules and Regulations

We will comply with all laws and governmental regulations that are applicable to our activities, including the rules promulgated by any stock exchange on which securities of Great Panther are listed, and expect all our directors, officers and employees to obey the law. Specifically, we are committed to:

•	maintaining a safe and healthy work environment;

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promoting a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability or other factors that are unrelated to the Great Panther's business interests;

•	supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

•	conducting our activities in full compliance with all applicable environmental laws;

•	keeping the political activities of our directors, officers and employees separate from our business;

•	prohibiting any illegal payments, gifts or gratuities to any government officials or political party;

•	prohibiting the unauthorized use, reproduction or distribution of any third party's trade secrets, copyrighted information or confidential information;

•	prohibiting the sale or export, either directly or through our representatives, of our products to countries where technology related goods such as ours may not be sold; and

•	complying with all applicable securities laws.

Our directors, officers and employees are prohibited from trading our securities while in possession of material, non-public (inside) information about Great Panther.

Great Panther encourages all employees to become shareholders on a long-term investment basis. However, management, employees, members of the Board of Directors and others who are in a "special relationship” with Great Panther from time to time, may become aware of corporate developments or plans which may affect the value of Great Panther's shares (inside information) before these developments or plans are made public. Blackout periods occur certain times throughout the year and during this time, all Great Panther employees, officers and directors are prohibited from buying or selling Great Panther's securities. In order to avoid civil and criminal insider trading violations, Great Panther has established a Disclosure Policy. As a prerequisite and condition of employment or appointment, all directors, officers and employees must sign an acknowledgment by which they agree to adhere to this policy.

REPORTING AND EFFECT OF VIOLATIONS

Compliance with this Code is, first and foremost, the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution. It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and the normal chain of command cannot, for whatever reason, be used.

I.	Administration

Our Board of Directors has established the standards of business conduct contained in this Code and the Board of Directors and Nominating and Corporate Governance Committee oversee compliance with this Code. Additionally, we have appointed Mr. Robert Garnett, the independent Chairman of the Board, to serve as the Company Ethics Officer to ensure adherence to the Code. While serving in this capacity, the Company Ethics Officer reports directly to the Board of Directors.

Training on this Code will be included in the orientation of new employees and provided to existing directors, officers and employees on an on-going basis. To ensure familiarity with the Code, directors, officers and employees will be asked to read the Code and sign a Compliance Certificate annually.

II.	Reporting Violations and Questions

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Company Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. Additionally, directors, officers, and employees may contact the Company Ethics Officer with a question or concern about this Code or a business practice. Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously. If you feel uncomfortable reporting suspected violations to these individuals, you may report matters through Great Panther's whistleblower hotline. The address and telephone number for the Company Ethics Officer is listed in the attachment to this Code. Questions or violation reports can be submitted both in English or Spanish.

We will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any violation.

IV.	Investigations

Our Company Ethics Officer will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures, in consultation with the Chief Executive Officer or the Audit Committee, when required. All reports will be treated confidentially to every extent possible.

V.	Consequences of a Violation

Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include reprimand, suspension without pay, demotion or immediate discharge.

VI.	Waivers and Amendments

Only the Board of Directors or the Audit Committee may waive application of or amend any provision of this Code. A request for such a waiver should be submitted in writing to the Board of Directors, Attention: Company Ethics Officer, for its consideration.

Great Panther will promptly disclose all substantive amendments to the Code, as well as all waivers of the Code granted to directors or officers in accordance with applicable laws and regulations.

NAMES AND ADDRESSES

Reporting Contacts:

Business Ethics Officer
Mr. R.W. (Bob) Garnett
Address: Great Panther Silver Limited
Suite 800, 333 Seymour Street
Vancouver, BC V6B 5A6
E-mail: ethics@greatpanther.com

VP Corporate Communications
Ms. Rhonda Bennetto
Address: Great Panther Silver Limited
Suite 800, 333 Seymour Street
Vancouver, BC V6B 5A6
Phone: 604-638-8955
E-mail: rbennetto@greatpanther.com

This Code of Business Conduct was last updated in August of 2012.